Exhibit 12.1
GENERAL CABLE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Three Fiscal
	Months
	Ended
	March 28,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
EARNINGS, AS DEFINED

Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$104.5	$307.8	$204.3	$61.5	$18.5	$(1.2)
Preferred stock dividend (pre-tax equivalent)	(0.1)	(0.5)	(0.5)	(33.8)	(9.2)	(0.9)

Fixed charges	16.0	52.5	43.3	76.7	49.4	53.6

TOTAL EARNINGS, AS DEFINED	$120.4	$359.8	$247.1	$104.4	$58.7	$51.5

FIXED CHARGES, AS DEFINED

Interest expense	$13.3	$43.9	$36.9	$36.5	$35.0	$45.3
Amortization of capitalized expenses related to debt	1.7	4.5	3.1	3.4	2.7	4.5
Preferred stock dividend (pre-tax equivalent)	0.1	0.5	0.5	33.8	9.2	0.9
Interest component of rent expense	0.9	3.6	2.8	3.0	2.5	2.9

TOTAL FIXED CHARGES, AS DEFINED	$16.0	$52.5	$43.3	$76.7	$49.4	$53.6

RATIO OF EARNINGS TO FIXED CHARGES	7.5	6.9	5.7	1.4	1.2	—
For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $2.1 million.

51